Exhibit 99.2

NEWS RELEASE

Fortuna Completes Strategic Investment in Awalé Resources Limited and Files Early Warning Report

Vancouver, June 11, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to announce that it has acquired 15,037,593 common shares (the “Shares”) of Awalé Resources Limited (“Awalé), a TSX Venture Exchange listed mineral exploration company which is currently advancing its
100 percent-owned properties at the Odienné Project in Côte d’Ivoire.

“Awalé’s Odienné Project represents a compelling opportunity for Fortuna in Côte d’Ivoire,” said Paul Weedon, SVP Exploration of Fortuna. “Our experienced in-country exploration team is well positioned to help advance discoveries through to production. Awalé has built a strong presence in this emerging district and, through their capable and active team, developed a solid geological understanding across the portfolio. We look forward to supporting exploration across Awalé’s 100 percent-owned properties at the Odienné Project with the benefit of their insights.” Mr. Weedon concluded, “This investment strengthens Fortuna’s exploration pipeline in Côte d’Ivoire and is aligned with our long-term growth strategy.”

The Shares were acquired pursuant to a non-brokered private placement transaction at a cost of US$0.399 per Share (CAD$0.55 per Share) for gross proceeds of US$6,000,000 (CAD$8,264,999). Prior to this acquisition, Fortuna owned no shares of Awalé, and following the acquisition, Fortuna owns approximately 15 percent of Awalé’s issued shares.

The Shares were acquired for investment purposes. Fortuna may acquire additional securities of Awalé or dispose of its existing securities of Awalé on the basis of Fortuna’s assessment of market conditions, reformulation of plans and/or other relevant factors, in each case in accordance with applicable securities regulatory requirements.

Fortuna’s early warning report has been filed and is available for viewing on SEDAR+, and a copy of the report may also be obtained by emailing info@fmcmail.com or by contacting the Corporate Secretary at +1.604.484.4085.

In connection with the investment, Fortuna has entered into an investor rights agreement (the “Investor Rights Agreement”) with Awalé. Under the terms of the Investor Rights Agreement, Fortuna has been granted, among other things, (i) pre-emptive rights to maintain its interest in Awalé through participation in future equity financings of the Company and (ii) top-up rights to purchase additional shares in order to maintain its interest in Awalé. Fortuna will have such investor rights for so long as it holds a 10% or greater interest in Awalé (calculated in accordance with the terms of the Investor Rights Agreement).

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and exploration activities in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit www.fortunamining.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements included herein, other than statements of historical fact, are forward-looking statements, including, without limitation, the Company’s business strategy, plans and outlook, statements regarding the possible future acquisition or disposition by the Company of securities, and statements regarding exploration plans in respect of the Odienné Project.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for gold, silver, and other metals; the timing and success of the Company’s proposed exploration programs; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the financial year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to, expected trends in mineral prices and currency exchange rates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.